February 11, 2005

By Edgar "CORRESP"

Ms. Loryn Zerner
United States Securities and Exchange Commission
Washington, D. C. 20549-0303

Re: Alliance Distributors Holding Inc. ("Company")
    SB-2/A Filing

Dear Ms. Zerner:

1. The SB-2/A Registration Statement that we are filing concurrently herewith responds to your comments in your letter dated January 21, 2005 as follows:

      a) The selling shareholder table identifies the natural persons who exercise sole or shared voting and/or dispositive powers with respect to the shares held by each legal entity, except where a footnote identifies a listed shareholder as a reporting company under Section 13(a) or 15(d) of the Exchange Act, or as a registered investment company.

      b) The selling shareholder table discloses whether the legal entity holding our securities is a registered broker-dealer or an affiliate of a registered broker-dealer. For registered broker-dealers, the table discloses how the registered broker-dealer received such securities, e.g. compensation for investment banking or similar services. For affiliates of a broker-dealer, the table discloses whether the securities were acquired in the ordinary course of business and whether, at the time of the purchase of securities to be resold under the registration statement, the seller had any agreements, plans or understandings, directly or indirectly, with any person to distribute the securities.

2. We supplementally confirm that the selling shareholders have been made aware that the Securities and Exchange Commission advises that shorting securities "against the box" prior to the effectiveness of the registration statement and covering the short sale with registered securities after the effectiveness of the registration statement is a violation of Section 5 of the Securities Act of 1933.

3.    The Company acknowledges the following:

      a) Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      b) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      c) The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                         Sincerely,
                                                         /s/ Jay Gelman

                                                         Jay Gelman
                                                         Chief Executive Officer